■ PepcoHoldings, Inc.

NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
Media Relations: 202-872-2680
www.pepcoholdings.com
NYSE: POM

For Immediate Release
September 4, 2002

Media Contact: Robert Dobkin
(202)872-2680
Investor Contact: Ernie Bourscheid
(202)872-2797

PHI SELLS $1.35 BILLION OF UNSECURED NOTES

Pepco Holdings, Inc. (NYSE:POM) yesterday entered into an agreement to sell $1.35 billion of unsecured notes: $350 million of 5.50 percent notes due Aug. 15, 2007, $750 million of 6.45 percent notes due Aug. 15, 2012, and $250 million of 7.45 percent notes due Aug. 15, 2032. The notes will be unsecured and will rank equally with all of PHI's unsecured and unsubordinated indebtedness. The notes due 2007 will be offered to investors at a price of 99.880 percent, the notes due 2012 will be offered to investors at a price of 99.737 percent, and the notes due 2032 will be offered to investors at a price of 99.757 percent. PHI is offering the notes in an unregistered transaction that is expected to close on Sept. 6, 2002.

The proceeds from the sale of the notes will be used to repay approximately $1.1 billion of indebtedness outstanding under a short-term credit facility entered into in connection with the Aug. 1 merger of Potomac Electric Power Company and Conectiv into PHI and to repay approximately $240 million of PHI's outstanding commercial paper, including approximately $106.1 million of commercial paper to be issued today to fund the settlement of treasury lock transactions entered into in June 2002 in anticipation of the offering of the notes. Approximately $100 million of the settlement cost, which is currently deferred as an offset to PHI's shareholders' equity balance, will be amortized over the lives of the related notes from equity into interest expense on the consolidated statement of earnings.